SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Alimco Financial Corporation Jonathan A. Marcus, CEO 2336 S.E. Ocean Boulevard, #400 Stuart, Florida, 34996 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A4	Page 2 of 7

1	NAME OF REPORTING PERSON Alimco Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,428,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,428,457
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%[1]
14	TYPE OF REPORTING PERSON* CO

1 The percentages reported in this Schedule 13D/A are based upon 25,849,610 shares of Common Stock outstanding according to the Schedule 14C filed by the Company on May 2, 2019.

SCHEDULE 13D/A4

This constitutes Amendment No. 4 (“Amendment No. 4”) to the statement on Schedule 13D filed on behalf of Alimco Financial Corporation (“Alimco” or the “Reporting Person”), dated and filed January 24, 2019 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Issuer”, the “Company” or “Determine”). The Company’s principal executive office is located at 5614 Connecticut Ave NW, Suite 257, Washington, DC 20015. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Explanatory Note:

This Amendment is filed by Alimco and does not include certain Shares reported separately by Mr. Neil S. Subin (“Mr. Subin”). Mr. Subin has filed a Schedule 13D with respect to Shares held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”). Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco and Mr. Subin respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a)-(c) The reporting person is:

This statement is filed by Alimco Financial Corporation, a Delaware corporation (“Alimco” or the “Reporting Person”). Alimco is a diversified, national asset manager and alternative finance company that invests capital into smaller businesses. The principal business address for the Reporting Person is 2336 S.E. Ocean Boulevard, #400, Stuart, Florida 34996.

The names, addresses and principal occupations of each of the Reporting Person’s executive officers, each member of the Reporting Person’s Board of Directors (the “Board”) and any other persons ultimately in control of the Reporting Person are set forth below. For additional information, see Item 5 below, which is incorporated by reference in this Item 2.

Board of Directors

Neil S. Subin is a member of the Board. Mr. Subin’s principal occupation is investing assets held, among others, by or on behalf of certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”) and other entities. Mr. Subin’s principal business address is 2336 S.E. Ocean Boulevard, #400, Stuart, Florida 34996.

Alan B. Howe is a member of the Board. Mr. Howe’s principal occupation is Chairman of the Board of Alimco and as Managing Partner of Broadband Initiatives LLC, a boutique corporate advisory and consulting firm. Mr. Howe serves as a director and Vice Chairman of Determine. He also serves on other boards of directors. Mr. Howe’s principal business address is 10755 Scripps Poway Parkway, San Diego, California 92131.

Jonathan A. Marcus is a member of the Board.  Mr. Marcus’ principal occupation is as Chief Executive Officer of Alimco and as an advisor on public and private investments and structured financing vehicles to family offices.  Mr. Marcus’ principal business address is 2336 S.E. Ocean Boulevard, #400, Stuart, Florida 34996.

Skyler Wichers is a member of the Board.  Mr. Wichers’ principal occupation is as an advisor on public and private investments and structured financing vehicles to family offices.   Mr. Wichers’ principal business address is 2336 S.E. Ocean Boulevard, #400, Stuart, Florida 34996.

Executive Officers

Mr. Marcus serves as Chief Executive Officer for Alimco.

None of the persons named in response to this Item 2(a) is the direct owner of any securities of Alimco except for Mr. Subin, who owns directly 20,000 shares of common stock of Alimco, and Mr. Howe, who owns directly 5,670 shares of common stock of Alimco. Certain of the persons named in response to this Item 2(a), directly or indirectly, beneficially own securities of the Issuer, as described in Item 5.

(d) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person, nor, to the best of the Reporting Person’s knowledge, any of the persons named in response to Item 2(a) above have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons named in response to Item 2(a) above is a citizen of the United States.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that, since the filing of Amendment No. 3 to the Statement on Schedule 13D, dated April 22, 2019 (the “Amendment No. 3”), Determine’s Plan of Liquidation and Distribution (the “Plan of Liquidation”) became effective on May 22, 2019. The Plan of Liquidation was approved by Determine’s Board of Directors and its majority stockholders. As part of the Plan of Liquidation, the Company will pay all outstanding obligations, file a Certificate of Dissolution with the Secretary of State of the State of Delaware to dissolve the Company, distribute the remaining assets of the Company, and take all other actions as the Board of Directors deems necessary.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Company’s (i) Schedule 14C filed on May 2, 2019, and (ii) Form 8-K filed on May 28, 2019.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investments in the Company on a continuing basis and engage in discussions with management and the Board concerning the business, operations, strategy and future plans of the Company, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to its investments in the Company as it deems appropriate, including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure, assets or operations of the Company, acquiring additional Shares or other securities, disposing of some or all of its Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by it, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its business or securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)       Alimco. Alimco may be deemed to beneficially own approximately 5,428,457 Shares, which is equal to approximately 21.0% of the 25,849,610 outstanding Shares as reported in the Company’s Schedule 14C filed on May 2, 2019. The Shares reported by Alimco in this Amendment do not include Shares reported separately by Mr. Subin with respect to Shares held by the Miller Entities.

Mr. Subin. Mr. Subin serves as a member of the Board of Directors of Alimco (which consists of four directors named in Item 2(a) of the Statement), as further described in Item 2 of the Statement. Mr. Subin also serves as successor to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, investment advisor or trustee of the Miller Entities, certain of which hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin has separately reported beneficial ownership of certain securities of the Company held by the Miller Entities, constituting in the aggregate approximately 33.4% of the outstanding Shares of the Company. Each of Mr. Subin, the Miller Entities, and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Amendment or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by it or him, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

Mr. Howe. Mr. Howe serves as a member of the Board of Alimco. Mr. Howe owns 122,489 Shares of Determine, including 67,786 Shares of Common Stock, 20,000 Shares issuable upon exercise of stock options, 32,044 Shares issuable upon release of restricted stock units, and 2,659 Shares issuable upon the exercise of a warrant.

(b)        The Reporting Person may be deemed to have sole voting and dispositive power for all Shares held directly by the Reporting Person.

Mr. Subin may be deemed to have sole voting and dispositive power for 8,049,651 Shares beneficially owned by Mr. Subin and reported separately with respect to certain Miller Entities. Mr. Subin may be deemed to have shared voting and dispositive power for 161,674 Shares beneficially owned by Mr. Subin with respect to certain Miller Entities. Mr. Howe may be deemed to have sole voting and dispositive power for all Shares owned by Mr. Howe.

(c)        Not Applicable.

(d)        No Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)        Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2019

ALIMCO FINANCIAL CORPORATION

By:	/s/ Jonathan A. Marcus
Name:	Jonathan A. Marcus
Title:	Chief Executive Officer